News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	April 10, 2026

Decision to Issue Construction Permits for Seabridge Gold's KSM

Mitchell Treaty Tunnels Delayed

Toronto, Canada - Seabridge Gold Inc. ("Seabridge" or the "Company") (TSX:SEA) (NYSE:SA) announces today that it has received a letter from the Ministry of Mining and Critical Minerals of British Columbia (the "Ministry") advising that a decision to issue permit amendments for construction and operation of the Mitchell Treaty Tunnels ("MTT") over their full length (the "MTT Authorization") has been delayed.

The MTT are an important infrastructure component of the KSM Project consisting of two parallel tunnels connecting the mining operations in the Mitchell Valley with the processing operations in the Treaty Valley. Approximately 12.5 kilometres of the MTT will pass through mineral claims owned by a third party, Tudor Gold Corp. ("Tudor"). Seabridge holds a Licence of Occupation for the MTT route and authorizations to construct the MTT portals at three sites and approximately 100 metres of tunnel length at each portal location (including over areas of mineral claims owned by Tudor).

The decision-maker reviewing the application for the MTT Authorization has referenced a legal action commenced by Tudor challenging whether KSM's conditional mineral reserve (the "CMR") for the MTT applies to Tudor's mineral claims. The question is whether the CMR applies to mineral claims that pre-existed the CMR.  The terms of the CMR for the MTT state that "A free miner must not obstruct, endanger, or interfere with the construction, operation, or maintenance of [the MTT]". The Ministry had previously confirmed on multiple occasions in writing that the CMR applies to Tudor's mineral claims. The decision-maker has advised the Company that he is not going to make a decision on its permit amendment application until the legal issue is resolved.

Seabridge Chair and CEO Rudi Fronk commented: "We are confident that the CMR is a means by which the BC government can legally reserve land for construction of infrastructure like the MTT over government owned lands, including lands subject to third-party mineral claims such as Tudor's. KSM has been determined to be in the best interests of the Province of BC on numerous occasions." Mr. Fronk noted that there are no plans to commence construction of the MTT until a Final Feasibility Study has been completed.

Mr. Fronk also stated, "We have always been clear that if Tudor has an approved and permitted mine plan for its Goldstorm Project, then we are willing to sit down and find an amicable solution to the MTT issue. However, agreeing to move the MTT route before Tudor has a defined project makes no sense."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Iskut projects in British Columbia's Golden Triangle. Additional projects include Courageous Lake in the Northwest Territories, Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements herein relate to Seabridge being confident that the conditional mineral reserve (CMR) permits the government to legally reserve land for construction of infrastructure over lands subject to third party mineral claims, such as Tudor's.

All forward-looking statements are based on Seabridge's or its advisors' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that the government, or a court, determines that the CMR does not permit the government to authorize the construction of the MTT over pre-existing third party mineral claims, as well as other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com